Rembrandt Paint and Body Shop

CEC Industries, Inc.
136 Arbor Way
Henderson, Nevada 89074

         Re:      CEC Industries, Inc.

Dear Sir/Madam:

This letter will confirm that Rembrandt Paint and Body Shop agrees that it shall return 1,000,0000 CEC shares to CEC for the payment of $1.00 and other true and valuable consideration.

Very truly yours,

Rembrandt Paint and Body Shop


By:
   --------------------------